SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                  Guess?, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   401617 105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Maurice Marciano
                                  Paul Marciano
                                 Armand Marciano
                                  Guess?, Inc.
                            1444 South Alameda Street
                                 (213) 765-3100

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 14, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 21 Pages

CUSIP No.401617 10 5                   13D                   Page 2 of 21 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Maurice Marciano

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_] (b) [X]

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3    SEC USE ONLY



-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of France

-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    17,054,594
   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          10,000
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         17,054,594

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,000

CUSIP No.401617 10 5                   13D                   Page 3 of 21 Pages


-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,064,594

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [X]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.6%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

-------------------------------------------------------------------------------

CUSIP No.401617 10 5                   13D                   Page 4 of 21 Pages


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul Marciano

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_] (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY



-------------------------------------------------------------------------------
4    SOURCE OF FUNDS



-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         12,849,298

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    140,870
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         12,849,298

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    140,870

CUSIP No.401617 10 5                   13D                   Page 5 of 21 Pages


-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,990,168

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [X]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.1%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

-------------------------------------------------------------------------------

CUSIP No.401617 01 5                   13D                   Page 6 of 21 Pages


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Armand Marciano

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_] (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY



-------------------------------------------------------------------------------
4    SOURCE OF FUNDS



-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         5,050,492

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,050,492

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

CUSIP No.401617 10 5                   13D                   Page 7 of 21 Pages



-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,050,492

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [X]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.7%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

-------------------------------------------------------------------------------

CUSIP No.401617 10 5                   13D                   Page 8 of 21 Pages


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gary W. Hampar

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_] (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY



-------------------------------------------------------------------------------
4    SOURCE OF FUNDS



-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    140,870
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    140,870

CUSIP No.401617 10 5                   13D                   Page 9 of 21 Pages


-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     140,870

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [X]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

-------------------------------------------------------------------------------

CUSIP No.401617 10 5                   13D                  Page 10 of 21 Pages

            The reporting persons have previously filed a statement on Schedule 13G to report their ownership of the class of equity securities to which this statement on Schedule 13D relates. This statement on Schedule 13D is being filed to reflect that on March 14, 2003, Armand Marciano sold 1,000,000 shares of such securities to Maurice Marciano in exchange for the cancellation by Maurice Marciano of Armand Marciano's $4,000,000 debt to Maurice Marciano.
-------------------------------------------------------------------------------
Item 1.  Security and Issuer.

            The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Guess?, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1444 South Alameda Street, Los Angeles, California 90021.

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Item 2.  Identity and Background.

            This statement on Schedule 13D is being filed on behalf of Maurice Marciano, Paul Marciano, Armand Marciano and Gary W. Hampar. Maurice Marciano is Co-Chairman of the Board, Co-Chief Executive Officer and Director of the Issuer. Paul Marciano is Co-Chairman of the Board, Co-Chief Executive Officer and Director of the Issuer. Armand Marciano is Senior Executive Vice President of the Issuer. Mr. Hampar is an attorney. The address and principal business office of Maurice, Paul and Armand Marciano is 1444 South Alameda Street, Los Angeles, California 90021. The address of the principal business office of Mr. Hampar is 9701 Wilshire Boulevard, Suite 1106, Beverly Hills, California 90212.

            None of Maurice, Paul or Armand Marciano or Mr. Hampar has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Maurice Marciano is a citizen of the Republic of France. Paul and Armand Marciano and Mr. Hampar are citizens of the United States of America.

-------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

            The source of the funds used to make the purchases described herein were the personal funds of Maurice Marciano, and the aggregate amount of funds used to make the purchases described herein was $4,000,000.00.

CUSIP No.401617 10 5                   13D                  Page 11 of 21 Pages


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Item 4.  Purpose of Transaction.

            The purpose of the acquisition being reported on this statement on
Schedule 13D is as an investment.

            Except as otherwise described in this statement on Schedule 13D, none of Maurice, Paul or Armand Marciano (the "Marcianos") or Mr. Hampar has any plans or proposals that relate to or would result in any of the following actions or events:

     (a) the acquisition or disposition of any securities of the Issuer;


     (b) an extraordinary corporate transaction involving the Issuer or its subsidiaries;


     (c) the transfer of a material amount of assets of the Issuer or its subsidiaries;


     (d) any change in the present board of directors or management of the Issuer;


     (e) any material change in the capitalization or dividend policy of the Issuer;


     (f) any other material change in the Issuer's business or corporate structure;


     (g) changes in the Issuer's organizational documents or other actions which might impede the acquisition of control of the Issuer;


     (h) a class of the Issuer's securities being delisted or no longer quoted;


     (i) a class of the Issuer's securities becoming eligible for termination of registration under the Securities Exchange Act of 1934; or


     (j) any similar action.

CUSIP No.401617 10 5                   13D                  Page 12 of 21 Pages


            Notwithstanding the foregoing, Maurice, Paul or Armand Marciano or Mr. Hampar may determine to change his investment intent with respect to the Issuer at any time in the future. Each of the Marcianos and Mr. Hampar intends to vote his shares of Common Stock as he deems appropriate from time to time. In determining from time to time whether to sell his shares of the Common Stock (and in what amounts) or to retain such shares, each of the Marcianos and Mr. Hampar will take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to Maurice, Paul or Armand Marciano or Mr. Hampar. Each of the Marcianos and Mr. Hampar reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or any portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.


            On November 4, 2002, the Armand Marciano Trust, dated 2/20/86 (the "Armand Marciano Trust") exercised its demand registration rights under the Registration Rights Agreement described in Item 6, with respect to substantially all of the Common Stock beneficially owned by Armand Marciano.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

            Maurice Marciano beneficially owns 17,064,594 shares of Common Stock as follows: 16,954,559 shares held indirectly as sole trustee of the Maurice Marciano Trust (1995 Restatement) (the "Maurice Marciano Trust"); 10,000 shares held indirectly as sole advisor of the Maurice Marciano 1990 Children's Trust; 90,000 shares held indirectly as president of the Maurice Marciano Family Foundation; 10,000 shares held by his wife; and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano.

            Paul Marciano beneficially owns 12,990,168 shares of Common Stock as follows: 12,137,789 shares held indirectly as sole trustee of the Paul Marciano Trust, dated 2/20/86 (the "Paul Marciano Trust"); 711,509 shares held indirectly as sole trustee of the Paul Marciano Grantor Retained Annuity Trust No. II; and 140,870 shares held indirectly as co-trustee of the Maurice
Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

            Armand Marciano beneficially owns 5,050,492 shares of Common Stock as follows: 5,045,492 shares held indirectly as sole trustee of the Armand Marciano Trust; 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Anastasia; 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Francesca; 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Harrison; 1,000 shares held indirectly as sole trustee of the Armand Marciano gift Trust-Dominique; and 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Julien.

            Mr. Hampar beneficially owns 140,870 shares of Common Stock held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

CUSIP No.401617 10 5                   13D                  Page 13 of 21 Pages


            The 17,064,594 shares beneficially owned by Maurice Marciano represent 39.6% of the outstanding shares of the Common Stock. The 12,990,168 shares beneficially owned by Paul Marciano represent 30.1% of the outstanding shares of the Common Stock. The 5,050,492 shares beneficially owned by Armand Marciano represent 11.7% of the outstanding shares of the Common Stock. The 140,870 shares beneficially owned by Mr. Hampar represent 0.3% of the outstanding shares of the Common Stock.

            Percentage ownership of the Common Stock is based on 43,104,039 shares of Common Stock, which represents the number of outstanding shares of Common Stock as of March 18, 2003, as confirmed by the Issuer.

            Maurice Marciano has (i) sole voting power with respect to 10,000 shares held indirectly as sole advisor of the Maurice Marciano 1990 Children's Trust, 16,954,559 shares held indirectly as sole trustee of the Maurice Marciano Trust, 90,000 shares held indirectly as president of the Maurice Marciano
Family Foundation, and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano, except for the restrictions on voting described in Item 6; (ii) shared voting power with respect to 10,000 shares held by his wife;(iii) sole dispositive power with respect to 10,000 shares held indirectly as sole advisor of the Maurice Marciano 1990 Children's Trust, 16,954,559 shares held indirectly as sole trustee of the Maurice Marciano Trust, 90,000 shares held indirectly as president of the Maurice Marciano
Family Foundation, and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano, except for the rights of first refusal described in Item 6; and (iv) shared dispositive power with respect to 10,000 shares held by his wife.

            Paul Marciano has (i) sole voting power with respect to 12,137,789 shares held indirectly as sole trustee of the Paul Marciano Trust and 711,509 shares held indirectly as sole trustee of the Paul Marciano Grantor Retained Annuity Trust No. II, except for the restrictions on voting described in Item 6; (ii) shared voting power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust); (iii) sole dispositive power with respect to 12,137,789 shares held indirectly as sole trustee of the Paul Marciano Trust and 711,509 shares held indirectly as sole trustee of the Paul Marciano Grantor Retained Annuity Trust No. II, except for the rights of first refusal described in Item 6; and (iv) shared dispositive power with respect to 140,789 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

            Armand Marciano has (i) sole voting power with respect to 5,045,492 shares held indirectly as sole trustee of the Armand Marciano Trust, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Anastasia, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Francesca, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Harrison, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Dominique, and 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Julien, except for the restrictions on voting described in Item 6; (ii) no shared voting power with respect to any shares; (iii) sole dispositive power with respect to 5,045,492 shares held indirectly as sole trustee of the Armand Marciano Trust, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Anastasia, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Francesca, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Harrison, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Dominique, and 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Julien, except for the rights of first refusal described in Item 6; and (iv) no shared dispositive power with respect to any shares.

CUSIP No.401617 10 5                   13D                  Page 14 of 21 Pages


            Mr. Hampar has (i) no sole voting power with respect to any shares;
(ii) shared voting power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust); (iii) no sole dispositive power with respect to any shares; and (iv) shared dispositive power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

            On March 12, 2003, Maurice Marciano purchased 2,000 shares of the Common Stock of the Issuer on the open market for the price of $3.33 per share.

            Except for the transactions reported in this statement on Schedule 13D, none of the Marcianos or Mr. Hampar has engaged in any other transactions in the Common Stock of the Issuer within the past 60 days.

            Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

-------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The following summary descriptions are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein by reference and filed as Exhibits 1, 3, 4 and 5, respectively.

                             SHAREHOLDERS' AGREEMENT

            The Issuer entered into an Amended and Restated Shareholders' Agreement, dated as of August 8, 1996 (the "Shareholders' Agreement"), with the following parties, each of whom is an affiliate of the Marcianos (the "Principal Shareholders"): The Maurice Marciano Trust; the Paul Marciano Trust; the Armand Marciano Trust; the Maurice Marciano 1996 Grantor Retained Annuity Trust; the Paul Marciano 1996 Grantor Retained Annuity Trust; and the Armand Marciano 1996 Grantor Retained Annuity Trust. Pursuant to the Shareholders' Agreement, the Principal Shareholders agreed to vote their shares of Common Stock to elect each of Maurice, Paul and Armand Marciano, or one designee of any such person (if such designee is reasonably acceptable to the other persons), to the Board of Directors of the Issuer. The Shareholders' Agreement provides that each of the Principal Shareholders has granted to the Paul Marciano Trust, the Maurice Marciano Trust and the Armand Marciano Trust, and to the Issuer, rights of first refusal with respect to the transfer of any shares of the Issuer's outstanding Common Stock (with certain limited exceptions). The Marcianos expressly disclaim that they formed a group among themselves or with or among the parties to the Shareholders' Agreement.

CUSIP No.401617 10 5                   13D                  Page 15 of 21 Pages


                          REGISTRATION RIGHTS AGREEMENT

            The Issuer entered into a Registration Rights Agreement dated August 1, 1996 (the "Registration Rights Agreement") with the following shareholders:
The Maurice Marciano Trust; the Paul Marciano Trust; the Armand Marciano Trust; the Maurice Marciano 1996 Grantor Retained Annuity Trust; the Paul Marciano 1996 Grantor Retained Annuity Trust; and the Armand Marciano 1996 Grantor Retained Annuity Trust. The agreement provides for three (3) demand registrations for the Common Stock of the Issuer, exercisable by holders of at least 10% of the then outstanding registerable Common Stock. The shareholders must demand the registration of at least 10% of the then outstanding registerable Common Stock for each registration and may request that the registration be a "shelf" registration under Rule 415 under the Securities Act of 1933. The agreement further provides incidental registration rights for all parties if the Issuer determines to file a registration statement on its own behalf or on behalf of any selling shareholders, and the registration is on any form that would also permit registration of the Common Stock held by the parties.

                                LETTER AGREEMENTS

            The Armand Marciano Trust entered into letter agreements dated February 10, 2003 with the Issuer and the other parties to the Shareholders' Agreement and the Registration Rights Agreement which amended certain terms of those agreements. In particular, the Issuer and the other parties to the Shareholders' Agreement each waived their right of first refusal as to sales by the Armand Marciano Trust of up to 440,000 shares of the Common Stock pursuant to Rule 144 under the Securities Act. Furthermore, the parties agreed that, until effectiveness of the registration statement filed by the Issuer pursuant to the November 4, 2002 demand made by the Armand Marciano Trust noted above, the Armand Marciano Trust may sell Common Stock to third parties upon two days right of first refusal notice to the Issuer and the other parties to the Shareholders' Agreement. Finally, the agreement provided that, if the Armand Marciano Trust sells any Common Stock before the registration statement becomes effective, the Issuer will include in the registration statement up to five of the purchasers as additional selling shareholders, and will consider in good faith including any other purchasers.

            Other than the foregoing, there are no contracts, arrangements, understandings or relationships between any of Maurice, Paul or Armand Marciano or Mr. Hampar and any person with respect to any securities of the Issuer.

CUSIP No.401617 10 5                   13D                  Page 16 of 21 Pages


--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

            Exhibit 1 Amended and Restated Shareholders' Agreement dated as of August 8, 1996 (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed on March 31, 1997 by Guess?, Inc. (File No. 001-11893))

            Exhibit 2 First Amendment to Amended and Restated Shareholders Agreement dated as of March 31, 1997 (incorporated by reference to Exhibit
                              10.31 of the Quarterly Report on Form 10-Q filed on May 14, 1997 by Guess?, Inc. (File No. 001-11893))

            Exhibit 3 Registration Rights Agreement dated as of August 1, 1996 (incorporated by reference to Exhibit
                              10.14 of the Quarterly Report on Form 10-Q filed on October 23, 1996 by Guess?, Inc.
                              (File No. 001-11893))

            Exhibit 4 Letter agreement dated February 10, 2003 between the Issuer and the Armand Marciano Trust

            Exhibit 5 Letter agreement dated February 10, 2003 among the Maurice Marciano Trust, the Paul Marciano Trust, the Paul Marciano 1996 Grantor Retained Annuity Trust, the Armand Marciano 1996 Grantor Retained Annuity Trust and the Armand Marciano Trust

            Exhibit 6 Stock Purchase Agreement, dated as of March 14, 2003, between the Armand Marciano Trust and the Maurice Marciano Trust

            Exhibit 7         Joint Filing Agreement, dated as of March 24,
                              2003

--------------------------------------------------------------------------------

CUSIP No.401617 10 5                  13D                  Page 17 of 21 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 24, 2003

                                        MAURICE MARCIANO


                                       /s/ MAURICE MARCIANO
                                        ----------------------------------------
                                                       (Signature)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.401617 10 5                  13D                  Page 18 of 21 Pages



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 24, 2003

                                        PAUL MARCIANO


                                       /s/ PAUL MARCIANO
                                       ----------------------------------------
                                                       (Signature)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.401617 10 5                  13D                  Page 19 of 21 Pages




                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 24, 2003

                                        ARMAND MARCIANO


                                       /s/ ARMAND MARCIANO
                                       ----------------------------------------
                                                       (Signature)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.401617 10 5                  13D                  Page 20 of 21 Pages





                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 24, 2003

                                        GARY W. HAMPAR


                                        /s/ GARY W. HAMPAR
                                        ----------------------------------------
                                                       (Signature)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.401617 10 5                  13D                  Page 21 of 21 Pages




                                  EXHIBIT INDEX



Exhibit No.                   Description


   1 Amended and Restated Shareholders' Agreement dated as of August 8, 1996 (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed on March 31, 1997 by Guess?, Inc. (File No. 001-11893))

   2 First Amendment to Amended and Restated Shareholders Agreement dated as of March 31, 1997 (incorporated by reference to Exhibit
                              10.31 of the Quarterly Report on Form 10-Q filed on May 14, 1997 by Guess?, Inc. (File No. 001-11893))

   3 Registration Rights Agreement dated as of August 1, 1996 (incorporated by reference to
                              Exhibit 10.14 of the Quarterly Report on Form 10-Q filed on October 23, 1996 by Guess?, Inc. (File No. 001-11893))

   4 Letter agreement dated February 10, 2003 between the Issuer and the Armand Marciano Trust

   5 Letter agreement dated February 10, 2003 among the Maurice Marciano Trust, the Paul Marciano Trust, the Paul Marciano 1996 Grantor Retained Annuity Trust, the Armand Marciano 1996 Grantor Retained Annuity Trust and the Armand Marciano Trust

   6 Stock Purchase Agreement, dated as of March 14, 2003, between the Armand Marciano Trust and the Maurice Marciano Trust

   7                          Joint Filing Agreement, dated as of March 24,
                              2003